Exhibit 2

Rio de Janeiro, July 26, 2016.

Securities, Commodities and Futures Exchange (Bolsa de Valores, Mercadorias e Futuros – BM&FBovespa S.A.)

Att:	Nelson Barroso Ortega
Superintendence of Corporate Monitoring

c/c.:

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Att.:	Mr. Fernando Soares Vieira – Superintendence of Corporate Relations
Mr. Francisco José Bastos Santos – Superintendence of Market and Intermediary Relations.

Re.: Official Letter No. 2792/2016-SAE/GAE 2

Request for clarification about news published in the press

Dear Sirs,

In reference to Official Letter No. 2792/2016-SAE/GAE 2, sent by BM&FBovespa S.A. (“Official Letter”), whereby Oi S.A. – In Judicial Reorganization (“Company”) was asked to provide clarifications concerning the news published in the newspaper “Valor Econômico,” dated July 25, 2016, below transcribed, the Company clarifies the following:

“July 25, 2016

2792/2016-SAE/GAE 2

Oi S.A.

Att. Mr. Flavio Nicolay Guimarães

Investor Relations Officer

Re.: Request for clarification about news published in the press

Dear Sirs,

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

The news published in the newspaper Valor Econômico on July 25, 2016 states, among other information, that:

✓	In order to return to being a viable company, Oi needs to reduce its net debt by half, at a minimum, to approximately R$28 billion;
✓	It is with this number that the consortium of specialists formed by João Cox (previously with Claro), Mario César Araújo (previously with TIM), the consulting group Íntegra and the American investment boutique ACGM works to restructure the telephone operator;
✓	Given the volume of debt in play, this consortium’s evaluation is that Oi’s restructuring must occur by either a discount of debts payable or a conversion of debt into company shares.

We did not identify this information in the documents sent by the company through SistemaEmpresas.NET. If this is not the case, please provide the document and the pages containing the information and the date and time in which they were sent.

We note that the company should disclose periodic and ongoing information, as well as other information that would be of interest to the market, through SistemaEmpresas.NET, ensuring full and immediate disclosure and fair treatment to investors and other market participants.

That said, we request clarification on the items discussed above by July 26, 2016, subject to the provisions of the sole paragraph of Art. 6 of CVM Instruction No. 358/02, with or without confirmation, as well as other information deemed important.

The Company’s response, without prejudice to the provisions of the sole paragraph of Art. 6 of CVM Instruction No. 358/02, shall be made through the IPE System, category: “Material Fact” or Category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation,” and subject: “News Published in the Press,” which will result in the simultaneous transmission of the filing to BM&FBOVESPA and the CVM.

We emphasize the obligation under the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to request information from the directors and controlling shareholders of the company to determine whether they have knowledge of information that should be disclosed to the market.

The content of the above inquiry must be transcribed in the file to be included before the company’s response.

This request falls within the scope of the Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 13, 2011, and non-compliance therewith may subject the company to the possible application of a punitive fine by the Superintendence of

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

Corporate Relations – SEP of the CVM, subject to the provisions of CVM Instruction No. 452/07.

Regards,”

With respect to this Official Letter, the Company clarifies, first, that it is public information, as disclosed in the Material Fact announcing the adjudication of the request for judicial reorganization and in other communications, that it is the Company’s objective to restructure the Oi Companies’ financial debts, in order to optimize its liquidity and debt profile.

Additionally, the administration clarifies that it does not have knowledge of an interest or any proposal regarding the Company made by the individuals mentioned in the news. The Company believes it is not its duty to repeatedly deny the rumors and speculation involving or raised by third parties and published in media outlets.

As such, the Company cautions its shareholders and the market in general to consider only the information and documents officially disclosed by the Company.

With nothing further at this point, we make ourselves available to provide any additional information that may be necessary.

Sincerely,

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br